OMV Investor News

June 4, 2007
9.15am (CET), 8.15am (BST)

OMV announces additional gas discovery in Pakistan

- **Successful exploration well in the Gambat Exploration Block in the vicinity of OMV's major Sawan gas field**
- **Plans for tie-in to Sawan Processing Plant and drilling of further appraisal wells**
- **Strengthens OMV's position as largest international gas operator in Pakistan**

OMV Aktiengesellschaft, Central Europe's leading oil and gas group, today announced a discovery and successful testing of gas in its Tajjal 1 exploration well in the Gambat Exploration Block in Northern Sindh province/Pakistan. This is an area where OMV has discovered two major gas fields, Miano and Sawan, which were brought on stream in 2001 and 2003. The new discovery by OMV (Pakistan) Exploration GmbH, a 100% subsidiary of OMV, is the second this year after the announced Latif discovery in March. Both discoveries confirm the potential for further reserves in this area. The exploration well reached a final depth of 3,845 m and encountered a total of 21 m net gas pay in three layers at depths of 3,600 to 3,800 m. Further appraisal activities for the area like the drilling of additional wells are envisaged.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "I am delighted about this second discovery in our Middle East core region within only a few months. It confirms the significant potential of this block and allows us to integrate the new discovery in our existing infrastructure. This enables us to proceed with our plans for further growth in Pakistan."

Out of the three layers the main was successfully tested in the beginning of May 2007 confirming the potential of the new discovery. Test results show that the well is capable of flowing around 3,400 boe/d (approx. 20 mn scf/d) from the tested zone. However, the actual flow potential and size of the field will be determined after a long term test and appraisal of the field.

The drilling rig has moved off and planning for further evaluations and production testing are ongoing. OMV is the operator of a joint venture with the partners Eni AEP Limited (Eni), Pakistan Petroleum Ltd (PPL) and Government Holdings (Private) Ltd (GHPL).

Ideal strategic position
The new discovery is located approximately 15 km from the existing infrastructure of the Sawan field, which sits conveniently between the markets of the two Pakistani gas suppliers,

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Sui Northern Gas Pipelines Ltd. and Sui Southern Gas Company Ltd., enabling OMV to deliver to both networks. In adding new reserves through exploration activities in this area OMV strengthens its position as strategic hub.

OMV Pakistan, the biggest international natural gas operator in the country

OMV is the biggest international natural gas producer in terms of operated volumes in Pakistan. As the operator of the Sawan and Miano gas fields, as well as the Kadanwari processing facilities, OMV is now responsible for operating more than 100,000 boe/d (600 mn scf/d) covering approximately 16% of Pakistan's demand for natural gas. The total daily net production of OMV in Pakistan amounts to approximately 19,100 boe/d (115 mn scf/d).

Balanced international E&P portfolio

OMV holds a balanced international E&P portfolio in 20 countries structured around six core regions, namely CEE, Northern Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's daily production volume is approximately 322,000 boe/d, and the Company's reserves are approximately 1.3 bn boe.

Background information:

Consortium partners Gambat:

OMV (PAKISTAN) operator	35.0%
Pakistan Petroleum Limited	30.0%
Eni AEP Limited	30.0%
Government Holdings (Private) Ltd	5.0%

OMV (PAKISTAN)

OMV (PAKISTAN) Exploration GmbH is a 100% subsidiary of OMV Aktiengesellschaft and has been active in Pakistan since 1991. OMV (Pakistan) employs 539 Pakistanis and 15 expatriates. The activities of OMV are currently concentrated in the central Indus Region, where OMV has established itself in a strong position as an operator, but is also expanding in other areas of the country. To date, OMV has invested approximately USD 197 mn in exploration, appraisal activities and field development.

OMV's first success was the discovery of the Miano gas field in 1993 with Miano 1, which opened a new play type of stratigraphic trapping. In 1998, OMV discovered the large Sawan gas field, for which commerciality was declared in December 1999.


ISLAMABAD
AFGHANISTAN
Kandahar
PAKISTAN
ZAMURDAN
SAWAN D&P
SW MIANO II
MIANO D&P
GAMBAT
LATIF
INDIA
SARI SOUTH
Karachi
200
Kilometers


SW MIANO II
MIANO D&P
SAWAN GAS FIELD
MIANO GAS FIELD
SAWAN D&P
LATIF
TAJJAL GAS DISCOVERY
LATIF GAS DISCOVERY
50
Kilometers

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OMV Aktiengesellschaft
With Group sales of EUR 18.97 billion and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 15 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 20 countries on five continents. OMV sells more than 14 bcm gas a year. OMV's Austrian gas hub Baumgarten annually transports approximately 47 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

For further information, please contact:

OMV
Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–June 2007** on August 16, 2007

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